Exhibit 99.3

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

AS OF DECEMBER 31, 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	RMB	RMB	US$ (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	22,825,452	14,717,018	2,016,223
Restricted cash	3,770,651	2,687,118	368,134
Accounts receivable, net	16,236,635	23,413,972	3,207,701
Due from related parties	3,427,899	2,087,323	285,962
Prepaid expenses and other current assets, net	9,635,826	6,419,278	879,437
Total Current Assets	55,896,463	49,324,709	6,757,457

Property and equipment, net	6,121,029	6,173,990	845,833
Operating lease right of use assets	397,399	267,051	36,586
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Other non-current assets	-	1,022	140
Total Non-Current Assets	11,518,428	11,442,063	1,567,556
Total Assets	67,414,891	60,766,772	8,325,013

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	28,526,879	47,738,519	6,540,150
Income tax payable	1,671,692	126,988	17,397
Operating lease liabilities, current	213,988	168,834	23,130
Accrued expenses and other liabilities	22,182,490	19,916,500	2,728,549
Total Current Liabilities	52,595,049	67,950,841	9,309,226

Operating lease liabilities, noncurrent	124,911	71,217	9,757
Deferred tax liabilities	1,424,323	2,538,641	347,792
Total Non-current Liabilities	1,549,234	2,609,858	357,549
Total Liabilities	54,144,283	70,560,699	9,666,775

Commitments and contingencies

Shareholders’ Equity
Paid-in capital	50,000,000	50,000,000	6,849,972
Accumulated deficit	(36,729,392)	(59,793,927)	(8,191,734)
Total Shareholders’ Equity	13,270,608	(9,793,927)	(1,341,762)
Total Liabilities and Shareholders’ Equity	67,414,891	60,766,772	8,325,013

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 and 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	US$ (Note 2)
Revenues	94,188,367	91,924,671	12,593,628
Cost of revenues	(75,480,159)	(80,896,153)	(11,082,728)
Gross profit	18,708,208	11,028,518	1,510,900

Operating expenses
Selling and marketing expenses	(7,723,400)	(19,092,457)	(2,615,656)
General and administrative expenses	(16,776,860)	(15,051,486)	(2,062,045)
Total operating expenses	(24,500,260)	(34,143,943)	(4,677,701)

Loss from operations	(5,792,052)	(23,115,425)	(3,166,801)

Interest income, net	35,870	11,142	1,526
Other income, net	112,660	151,705	20,783
Loss Before Income Taxes	(5,643,522)	(22,952,578)	(3,144,492)

Income tax expenses	(442,965)	(111,957)	(15,338)
Net Loss	(6,086,487)	(23,064,535)	(3,159,830)

Comprehensive loss	(6,086,487)	(23,064,535)	(3,159,830)

The accompanying notes are an integral part of the unaudited interim condensed financial statements.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

1 — THE ORGANIZATION AND NATURE OF BUSINESS

Zhonglian Jinan Insurance Brokerage Co., Ltd. (the “Company”) was incorporated on June 8, 2005, under the laws of the People’s Republic of China (“PRC”) as a liability company. The Company is primarily engaged in providing insurance brokerage services to end customers.

2 — BASIS OF PRESENTATION

The accompanying unaudited interim condensed balance sheet as of December 31, 2024, the unaudited interim condensed statements of operations and comprehensive loss for the six months ended December 31, 2023 and 2024, and the related footnote disclosures are unaudited. These unaudited interim condensed financial statements of the Company are prepared in accordance with U.S. GAAP for interim financial statements using accounting policies that are consistent with those used in the preparation of the Company’s audited financial statements for the year ended June 30, 2024. These unaudited interim condensed financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed financial statements contain all normal recurring adjustments necessary to present fairly the financial position and operating results of the Company for each of the periods presented. These unaudited interim condensed financial statements should be read in conjunction with the Company’s financial statements for the year ended June 30, 2024.

For the six months ended December 31, 2024, the Company incurred an operating loss of RMB 23,064,535 (US$ 3,159,830). As of December 31, 2024, the Company had an accumulated deficit position of RMB 59,793,927 (US$ 8,191,734) and a net current liability of RMB 18,626,132 (US$ 2,551,770).

There is substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to gradually mitigate operating losses in the foreseeable future through strengthening its customer cash collection efforts and extending the payment cycle of major suppliers. The Company has implemented cost saving plans to reduce discretionary operational expenses and secure additional financing including but not limited to, raising equity financing, and obtaining additional credit facilities from banks in the normal course of business. However, there are uncertainties as to whether, and there can be no assurance that the aforesaid plans can be successfully executed. Accordingly, the substantial doubt of the Company’s ability to continue as a going concern has not been alleviated for the next twelve months from the date of issuance of these financial statements. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Company be unable to continue as a going concern.

3 — CONVENIENCE TRANSLATION

Translations of balances in the Company’s balance sheets, statements of operation and comprehensive loss from RMB into US$ as of and for year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024 or at any other rate.

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

4 — REVENUE RECOGNITION

The Company’s revenues are recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

For the six months ended December 31, 2023 and 2024, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregate revenue as the following table:

	For the Six Months Ended December 31,
	2023	2024
	RMB	RMB
Insurance brokerage service fees	93,721,914	92,069,890
Others	684,358	24,763
Less: business taxes and surcharges	(217,905)	(169,982)
Total revenues	94,188,367	91,924,671

The Company disaggregates revenue by transferal of services as the following table:

	For the Six Months Ended December 31,
	2023	2024
	RMB	RMB
Services transferred at a point in time	94,406,272	92,094,653
Less: business taxes and surcharges	(217,905)	(169,982)
Total revenues	94,188,367	91,924,671

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

5 — ACCOUNTS RECEIVABLE

As of June 30, 2024 and December 31, 2024, accounts receivable consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Accounts receivable	16,543,950	23,848,315
Less: Allowance for credit losses	(307,315)	(434,343)
	16,236,635	23,413,972

For the year ended June 30, 2024 and for the six months ended December 31, 2024, the movement of allowance against expected credit losses were as the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Opening balance	1,664,624	307,315
Provision of expected credit losses	594,506	240,557
Writing off accounts receivable	(1,951,815)	(113,529)
Ending balance	307,315	434,343

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2024 and December 31, 2024, prepaid expenses and other current assets, net consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Advance to staff	4,975,573	4,048,058
Deposits(a)	270,366	461,221
Prepaid expenses	3,891,678	1,569,344
Others	913,131	815,408

Less: Provision against other receivables	(414,922)	(474,753)
Total prepayments and other current assets, net	9,635,826	6,419,278

(a)	The balance of deposits primarily consisted of office rental deposits and bidding deposits.

 The movement of the expected credit loss against prepaid expenses and other receivables for the year ended June 30, 2024 and for the six months ended December 31, 2024 were as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Beginning balance	625,155	414,922
Addition	(210,233)	59,831
Ending balance	414,922	474,753

7 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2024 and December 31, 2024, accrued expenses and other liabilities consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Accrued payroll and welfare	2,555,013	3,771,002
Provisions (Note 9)	4,643,040	2,989,095
D Payable for staff reimbursements	6,887,877	6,908,374
Deposits payable	3,151,875	3,076,875
Insurance premium payable	2,770,651	1,687,118
Other payables	2,174,034	1,484,036
	22,182,490	19,916,500

ZHONGLIAN JINAN INSURANCE BROKERAGE CO., LTD.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

8 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal proceedings

As of December 31, 2024, two customers filed breach-of-contract lawsuits against the Company following unresolved disputes, seeking monetary settlements totaling approximately RMB 4.8 million. The claims cover compensation for losses, refunds, penalties, legal fees, and litigation costs.

As of December 31, 2024, the total provision amount accrued for these lawsuits is RMB 2,989,095. Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of December 31, 2024.

9 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Xuegeng Zhao	Chairman of the Board, Chief Executive Officer
Qin’er Ye	The General Manager

2)	Balances with related parties

As of June 30, 2024 and December 31, 2024, the balances with related parties were as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Due from related parties
Xuegeng Zhao	1,400,000	1,374,424
Qin’er Ye	2,027,899	712,899
	3,427,899	2,087,323

10 — SUBSEQUENT EVENTS

On July 2, 2025, the Company entered into a share purchase agreement (“the SPA”) with Zhibao Technology Co., Ltd. (“Zhibao China”), a PRC subsidiary of Zhibao Technology Inc. (“Zhibao”), a NASDAQ listed company. Pursuant to the Agreement, Zhibao China will purchase 51% of the issued and outstanding equity interests in the Company in consideration of RMB 25.50 million, subject to the adjustment and confirmation as set forth in the SPA. The entire purchase consideration will be paid in cash.

By the date of this report, there is one of the lawsuits referred to in Note 8 that has been closed with a settlement payment of RMB 2,000,000.